Exhibit 99.2

MEDIROM Healthcare Technologies Inc., Announces its latest Key Performance Indicators (KPIs)

New York/September 22, 2021 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a Japanese based holistic healthcare Company (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of August 2021. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

The following monthly KPIs provide insight into the business fundamentals and progress of the Company, updated for the month of August 2021.

•	The number of salons was 315 in August 2021, up from 284 in the year-ago period, primarily as a result of the acquisition of another brand in May 2021.

•	Total customers served were 66,323 in August 2021, almost no change from August 2020.

•	Sales per customer increased to JPY 6,592 in August 2021, up from JPY6,351 in August 2020. The increase is attributed to the upselling of value-added optional services.

•	Our repeat ratio, a measure of repeat customers, was 81.3% in August 2021, almost no change from August 2020.

•	Our operation ratio was 46.5% in August 2021, decreasing from 47.5% in the year-ago period.

•	Total number of salons with data was 221 in August 2021, no change from August 2020. The number of salons with data decreases when we close salons with data available and increases as we open salons with such data.

	Number of Salons (*1)	Number of Salons with Data (*2)	Total Customers Served (*3)	Sales Per Customer (*4)		Repeat Ratio (*5)	Operation Ratio (*6)
August-20	284	221	66,464	JPY	6,351	80.4%	47.5%
September-20	284	221	64,809	JPY	6,245	80.2%	48.1%
October-20	291	221	65,820	JPY	6,269	80.3%	47.0%
November-20	291	220	63,993	JPY	6,312	80.7%	47.6%
December-20	290	221	64,649	JPY	6,486	82.6%	48.2%
January-21	302	218	56,557	JPY	6,443	84.0%	44.6%
February-21	302	218	56,370	JPY	6,443	83.0%	47.6%
March-21	303	217	62,441	JPY	6,352	81.9%	47.0%
April -21	301	219	63,682	JPY	6,250	81.4%	46.3%
May-21	313	212	66,604	JPY	6,370	80.6%	48.7%
June-21	313	219	68,069	JPY	6,350	81.2%	48.6%
July-21	314	220	70,912	JPY	6,498	81.0%	48.1%
August-21	315	221	66,323	JPY	6,592	81.3%	46.5%

(*1) Number of Salons: Directly-operated salons, and franchisees’ salons.

(*2) Number of Salons with Data: The number of salons for which comparable financial and customer data is available.

(*3) Total Customers Served: The number of customers served at salons for which comparative financial and customer data is available.

(*4) Sales Per Customer: The ratio of total salon sales to number of treated customers at all salons for which comparable financial and customer data is available.

(*5) Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month for all salons for which comparable financial and customer data is available.

(*6) Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month for all salons for which comparable financial and customer data is available.

<About MEDIROM Healthcare Technologies Inc.>

MEDIROM operates 315 (as of August 31, 2021) relaxation salons across Japan, Re.Ra.Ku™, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called "Lav™", which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker "MOTHER Tracker™". MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL ： https://medirom.co.jp/en

■Contacts

Investor Relations Team

ir@medirom.co.jp